NEWS RELEASE

INNEXUS BIOTECHNOLOGY ANNOUNCES BROKERED PRIVATE PLACEMENT

WITH DUNDEE SECURITIES CORPORATION

Vancouver, British Columbia - 23 May 2008 - InNexus Biotechnology Inc. (OTCBB: IXSBF, TSX VENTURE: IXS, http://www.ixsbio.com), a drug development company commercializing the next generation of monoclonal antibodies based on its technology, Dynamic Cross Linking (DXL™), announced today it has negotiated a brokered private placement with DUNDEE SECURITIES CORPORATION for gross proceeds of approximately $4,000,000.00 CDN at a purchase price of $0.25 per unit (the “Placement”).

The placement will be in the form of Units (“Units”), each of which will be comprised of one common share in the Company and one (1) share purchase warrant.  Each full warrant will entitle the holder to purchase an additional Common Share of the Company for $0.35 for five years following the Closing Date.

The Company will be required to pay the Agents a cash fee equal to of 7% of the gross proceeds of the Placement, in addition to Agent’s warrants equal to 7% of the number of Units sold in the placement, each of which will entitle the Agents to purchase one common share at a price of $0.35 for 36 months from completion of the Placement.

Proceeds of the Placement, less any fees and expenses associated with the offering, will be used to fund and support InNexus’ research and development programs. The balance will be allocated to fund other research and development programs, working capital and current corporate needs.

About InNexus
InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking technology (DXL™) improving the potency of existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of Mayo Clinic and has its own in-house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit http://www.ixsbio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward-looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control, that may cause actual results or performance to differ materially from those currently anticipated in such statements.

On behalf of the Board of Directors of InNexus Biotechnology Inc.

“Jeff Morhet”

Jeff Morhet

Chairman & Chief Executive Officer

Contacts

InNexus Biotechnology Inc. Jeff Morhet, 480-862-7500 Chairman & Chief Executive Officer jmorhet@ixsbio.com

Endnotes

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